Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

May 23, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	KBL Healthcare Acquisition Corp. III
Registration Statement on Form S-1
Filed on March 16, 2007
File No. 333-141342

Dear Mr. Reynolds:

On behalf of KBL Healthcare Acquisition Corp. III (the “Company”), we respond as follows to the Staff’s comment letter, dated April 19, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Cathey Baker.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	Please tell us the factors that were considered in the decision to value the offering at $100,000,000 and to place $96,975,000 in the trust account to effect the business combination contemplated by the registration statement. It appears to the staff that these determinations were not arbitrary and we would like to know the specific underlying factors and motivations.

The Company and the underwriters have agreed to value the offering at $100,000,000, based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for transactions similar in structure and scope as the proposed offering, including their ability to solicit investors for an offering of this size.

Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, as the disclosure in the Registration Statement states, the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth on page 43 of the prospectus under the section titled “Proposed business – Effecting a business combination – We have not identified a target business,” the Company has explicitly stated that it cannot be certain that it will be able to locate or enter into a business combination with a target business on favorable terms or at all.

2.	The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning less than 30% of the shares sold in the offering exercise their conversion rights. Please provide clear disclosure throughout the prospectus that this requirement is different from the terms of a traditional SPAC and add a risk factor. Also provide clear disclosure in the summary and business sections that this will make it easier for a business combination to be approved.

We have revised the disclosure in the Registration Statement on pages 24 and 48 as requested.

3.	In the proposed business section, we note that you have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of your higher conversion threshold.

The 80% fair market valuation test is totally independent of the conversion threshold. The 80% test was originally designed to ensure that the blank check company would not seek to acquire a disproportionately small target in terms of comparative value. Based on this, the Company has maintained the obligation that the target business in its initial business combination must have a fair market value of at least 80% of its net assets despite its use of a conversion threshold higher than many other blank check companies. As the Company is not required to structure a business combination that provides for it to use its cash to consummate such a transaction and, instead, can use solely its equity, the higher conversion threshold would not have any impact on the logistics of a transaction. Furthermore, if the Company does structure a business combination that provides for it to use its cash to consummate the business combination, the risk of the Company not having sufficient capital resources to complete the transaction is already disclosed in the risk factor captioned “The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.” Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

4.	In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to convert their shares. If the common shares for which conversion rights are exercised must be tendered to the company’s transfer agent prior to the stockholders meeting, please revise the disclosure, as applicable, in the summary, risk factors and business sections as follows:

a.	Contrast your procedures for conversion with the conversion process of the traditional SPACs.

b.	Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

c.	Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

d.	Discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights before the vote must tender their shares prior to the stockholders meeting.

e.	Please include any relevant risk factors.

With respect to the part a. of the Staff’s comment, in a traditional SPAC, if a stockholder wishes to exercise conversion rights, such stockholder must (i) affirmatively vote against the business combination, (ii) demand that the SPAC convert his shares into cash, (iii) continue to hold his shares through the effective time of the business combination and (iv) then subsequently tender his certificate to the SPAC after the stockholder meeting. In contrast, if the Company requires public stockholders to tender their certificates prior to the meeting or deliver their shares to its transfer agent electronically using the DWAC System, such stockholder will be required to physically tender his certificate prior to the stockholder meeting for the proposed business combination. We have revised the disclosure in the Registration Statement to indicate the foregoing.

With respect to part b. of the Staff’s comment, in a traditional SPAC, in order to perfect conversion rights, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such stockholder to arrange for him to deliver his certificate to verify ownership. As a result, the stockholder then essentially had an “option window” after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “put” right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a converting holder’s election to convert is irrevocable once the business combination is approved. We have revised the disclosure in the Registration Statement to indicate the foregoing.

With respect to part c. of the Staff’s comment, if the Company requires public stockholders to tender their certificates prior to the meeting or deliver their shares to the transfer agent electronically using the DWAC System and the proposed business combination is not completed, the Company will promptly return such shares to the tendering public stockholder. Furthermore, if a stockholder delivered his certificate for conversion and subsequently decided prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate (physically or electronically). We have revised the disclosure in the Registration Statement on page 47 to indicate the foregoing.

With respect to part d. of the Staff’s comment, the proxy solicitation materials that the Company will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether the Company is requiring stockholders to satisfy the above-mentioned certification and delivery requirements. We have revised the disclosure in the Registration Statement on page 47 to indicate the foregoing.

With respect to part e. of the Staff’s comment, we do not believe these conversion procedures harm stockholders or present any risks. Stockholders need only tender their certificates (either physically or electronically) by the meeting date – they are not required to deliver certificates well in advance of the meeting date. Delivery can be accomplished within a matter of hours. Furthermore, as indicated above in response to part c. of the Staff’s comment, if a stockholder delivered his certificate for conversion and subsequently decided prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate. Accordingly, we respectfully believe that no further disclosure is necessary in response to this portion of the Staff’s comment.

5.	We note the statement that, if the company issues securities in order to consummate a business combination, KBL stockholders could become minority shareholders of the combined company. See page 2. Please add this disclosure elsewhere, as appropriate, see, e.g., the section on effecting a business combination on page 41. Add a risk factor concerning minority ownership.

We have included the above-referenced disclosure on page 2 in the section captioned “Proposed Business – Effecting a Business Combination – Fair Market Value of Target Business.” We respectfully believe that a risk factor is not necessary as the Company will own at least a controlling interest in the target business (meaning more than 50% of the voting securities of such target business). We also respectfully refer the Staff to the risk factor titled “We may issue shares of our capital stock or debt securities to complete a business combination, which would reduce the equity interest of our stockholders and may cause a change in control of our ownership.” on page 19 of the Registration Statement that we believe addresses this matter.

6.	The staff notes that some of the officers/directors of the company disclose a significant level of experience derived from their existing and continuing involvement with KBL Healthcare Ventures, a venture capital firm that manages the KBL Healthcare venture capital funds, and the KBL Healthcare funds. The prospectus discusses the potential conflicts of interest that arise from these multiple affiliations for Dr. Krauss, Dr. Berk and Mr. Kaswan, respectively. Please provide similar information for Ms. More and Mr. Williamson. Specifically, identify their potential conflicts of interest in relation to the company. For each listed entity, state the priority and preference that it has vis-a-vis the company with respect to the presentation of business opportunities.

We have included additional disclosure concerning Mr. Williamson’s activities in the Registration Statement on page 57. The Company does not believe that either Ms. More or Mr. Williamson have any real potential for a conflict of interests to disclose as they have informed us that the other companies with which they are involved are not actively seeking, and are not expected in the foreseeable future to seek, business acquisitions. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

7.	We note that the company is the third blank check company formed by Dr. Berk and Dr. Krauss to acquire a healthcare business and the second blank check company in which Mr. Kaswan has participated. See pages 2-3. Ms. More and Mr. Williamson, each a director of the company, have also “been involved in other blank check companies similar to ours that have successfully completed business combinations.” See page 40. In addition, the company’s executive officers and directors do not have employment or consulting agreements with the company, and have no obligation to devote any specific number of hours to the company’s affairs. See, e.g., pages 21, 49. These individuals may in the future become affiliated with entities, including blank check companies, engaged in activities similar to those that the company intends to pursue in the health industry. See page 21. Please state whether any of these individuals is currently contemplating the organization of, or participation in, another/other blank check company(ies). Add this information to the prospectus elsewhere, as appropriate.

The Company’s officers and directors may become principals of a future blank check company formed to acquire one or more operating businesses. However, they have not taken any steps at this time to organize or to participate in the management of such a company. Furthermore, even if they were to do so, to the extent that any operating business in the healthcare industry were to become a potential target business of such future blank check company, due to their pre-existing fiduciary responsibility to the Company, the Company’s officers and directors would be obligated to present such opportunity to the Company prior to presenting it to such future blank check company. We have revised the disclosure in the Registration Statement to reflect the foregoing on pages 3 and 63 of the Registration Statement.

8.	We note the disclosure on pages 40-41 concerning the principals’ involvement in similar, previously formed blank check companies. We believe that further disclosure concerning these companies and the principals’ participation in them is appropriate. Accordingly, with respect to each blank check company, please:

a.	summarize the key terms of the merger agreement, including details regarding contingent payments;

b.	state the percentage of shares voted in favor of the business combination, excluding management shares;

c.	state the percentage of shares for which conversion rights were exercised; and

d.	discuss the material terms of any consulting or employment agreements between KBL III’s management and the combined company following the business combination.

With respect to clauses a. and d. of the Staff’s comment, we respectfully believe such information is already disclosed in the Registration Statement on pages 41 and 42. We have revised the disclosure in the Registration Statement in response to clauses b. and c. on pages 41 and 42 of the Registration Statement as requested.

9.	Please include the disclosure required by Item 507 of Regulation S-K.

The Company respectfully advises the Staff that it has determined to remove the private placement warrants from the Registration Statement. Accordingly, we believe this comment is no longer applicable.

10.	We note that the prospectus mentions the possibility of a combination with a company located outside of the United States. See, e.g., pages 25-26. Please add this disclosure, or expand upon it, elsewhere in the prospectus, as appropriate. See, e.g., page 37 (“The healthcare industry constitutes a large and growing segment of the United States economy.”), page 38 (brief paragraph concerning “internationalization”).

We have revised the disclosure in the Registration Statement as requested.

11.	The staff requests that, prior to the effectiveness of the registration statement, we receive a copy of the letter from the NASD, or a call, stating that the NASD has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

We supplementally advise the Staff that the underwriting arrangements are currently being reviewed by the NASD and have not been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

Table of Contents, page i

12.	Please delete the dealer prospectus delivery obligation from this page and include it instead on the outside back cover page of the prospectus, as required by Item 502(b) of Regulation S-K.

We have revised the disclosure in the Registration Statement as requested.

Prospectus Summary, page 1 Our

Company, page 1

13.	We note the disclosure that the company will not acquire less than a controlling interest. Please revise the disclosure to clarify whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate.

We have revised the disclosure in the Registration Statement to clarify that the Company will not acquire less than a majority of the outstanding voting securities of a target business.

Private Placement, page 3

14.	Please state whether any individual purchaser may borrow funds to purchase warrants and, if so, whether the warrants will be pledged as collateral for such borrowed funds, if any.

We have revised the disclosure in the Registration Statement on pages 3 and 66 to indicate that the purchasers will not borrow funds to purchase the private placement warrants.

Risk Factors, page 18

15.	Please revise the risk factor “An effective registration statement may not be in place ...” on page 18 to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

We have revised the disclosure in the Registration Statement on page 19 as requested.

16.	Please revise the risk factor “We may choose to redeem ...” on page 19 to specifically address the fact the company could redeem the warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during a 30-day period prior to the redemption date (e.g. notice period) as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Section 6.1 of the Warrant Agreement indicates that the warrants are only redeemable at a time when the warrants are exercisable. Furthermore, Section 3.3.2 of the Warrant Agreement states that “[i]n the event that a registration statement with respect to the Common Stock underlying a Public Warrant is not effective under the Act, the holder of such Public Warrant shall not be entitled to exercise such Public Warrant….” Accordingly, the Company can never redeem the warrants while the warrant holders are unable to exercise the warrants. In order to further clarify this point, we have revised the disclosure in the Registration Statement on pages 5 and 70 and Section 6.1 of the Warrant Agreement to indicate that the Company will not redeem the warrants unless they are exercisable throughout the 30-day redemption period.

Prior Involvement of Principals in Blank Check Companies. page 40

17.	The prospectus states on page 41 that, whereas neither Dr. Berk nor Mr. Kaswan is continuing with KBL II, Dr. Krauss is chairman of the company’s board of directors pursuant to a three-year employment agreement. Please state whether Ms. More and/or Mr. Williamson, both of whom acted as special advisors to KBL II prior to its merger with Summer, have retained employment in some capacity with the combined company.

We have revised the disclosure in the Registration Statement on page 42 to indicate that neither Ms. More nor Mr. Williamson has retained employment with KBL Healthcare Acquisition Corp. II in any capacity.

Effecting a Business Combination, page 41

18.	In the first paragraph under the subheading “We Have Not Identified a Target Business” on page 42, please discuss whether any of the special advisors have engaged in discussions on the company’s behalf regarding the possibility of a potential merger or conducted any research on the company’s behalf. In addition, in the disclosure under the subheading “Sources of Target Businesses” on page 43, please discuss whether there are any entities affiliated with any of the special advisors that the company would consider as a business combination target.

We have revised the disclosure in the Registration Statement on pages 43 and 44 as requested.

Sources of Target Businesses, page 42

19.	On page 43, the prospectus states that the company may consider a business combination with a target business that is affiliated with the company’s officers, directors, special advisors, or stockholders. Please state the factors that would lead to such consideration, e.g., the company would consider such a business combination only after exploring other transactions with nonaffiliated companies.

We have revised the disclosure in the Registration Statement on page 44 as requested.

Limited Ability to Evaluate the Target Business’ Management, page 45

20.	Please identify the individuals who may remain in senior management or advisory positions with the combined company.

We have revised the disclosure in the Registration Statement on page 46 as requested.

Management, page 54

21.	Under the entry for Mr. Williamson on page 55, please describe in greater detail the portfolio of Commerce Health Ventures, L.P.

We have revised the disclosure in the Registration Statement on page 57 as requested.

22.	For each of the listed special advisors, please describe his or her business experience during the past five years, including dates of employment.

We have revised the disclosure in the Registration Statement on pages 58 and 59 as requested.

23.	Please identify those directors that are independent as required by Item 407(a) of Regulation S-K. If the directors cannot be identified, please explain why.

We currently indicate in the section captioned “Management – Director Independence” on page 60 which directors are independent. Accordingly, we respectfully do not believe any revision to the disclosure is necessary in response to this comment.

Principal Stockholders, page 61

24.	We note that Zachery Berk and Marlene Krauss are husband and wife and that Eli Berk is their son. Please revise the beneficial ownership table to indicate the beneficial ownership of the shares held by Zachery Berk and Marlene Krauss as pursuant to Item 403 of Regulation S-K and Release No. 33-4819. That release state that generally a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Please revise accordingly.

Please be advised that, although Eli Berk is the son of Drs. Berk and stepson of Dr. Krauss, he is not a minor and does not reside in the same household as Drs. Berk and Krauss. Accordingly, we respectfully believe his securities were properly excluded from Drs. Berk’s and Krauss’ the beneficial ownership. We have revised the disclosure in the Registration Statement on pages 65 and 67 to clarify these facts in response to this comment.

25.	Please explain the purpose of the “private sale” exception with respect to a sale or transfer of initial shares. See page 62. State whether a purchaser would be a relative, associate or affiliate of the seller. Provide a copy of any proposed sale agreement for the staff’s review.

With respect to the private sale exception, which applies only to the initial shares, the original SPAC structure was designed so that the insiders did not profit from their initial shares until after a sufficient amount of time had passed from the consummation of the business combination so that the public investors could exit before management profited (in the Company’s case, six months after it consummates a business combination). We believe allowing transfers of the initial shares prior to this time period enables the insiders to attract individuals that may bring value to the Company’s management prior to a business combination. At the same time, limiting the transfer price to prices no greater than the price at which such shares were originally purchased ensures that the insiders will not profit from such transfers. Furthermore, we believe the disclosure is clear that such transfers could be to anyone, including an initial stockholder’s relatives, associates or affiliates. There are no proposed sales, nor are there any proposed sale agreements.

26.	Please clarify whether a purchaser would receive any portion of the liquidation proceeds in the event of a liquidation. State also whether a purchaser would have conversion rights for shares purchased.

We have revised the disclosure in the Registration Statement on pages 65 and 67 as requested.

Underwriting, page 76

27.	We note the contingent nature of part of the underwriter’s compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

We have revised the disclosure in the Registration Statement on page 83 as requested.

Financial Statements

General

28.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

We have provided a currently dated consent in Amendment No. 1 and will ensure that the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Exhibits

Exhibit 10.2 Letter Agreement

29.	We note that Exhibit A, which provides information concerning the professional activities of Ms. Krauss, states that since November 1998, she “co-founded or has served on the board of directors of several of KBL Healthcare Management’s portfolio companies.” Please add this information to the prospectus. Also provide further information concerning the portfolio companies of KBL Healthcare Management. See also Exhibit A to Exhibit 10.3 (same).

The biography of Dr. Krauss is identical to the biography contained in Exhibit A of Exhibit 10.2. We have revised the disclosure in the Registration Statement on page 56 to provide greater information regarding the portfolio companies of KBL Healthcare Management.

Exhibit 10.19 Letter Agreement

30.	We note that Mr. Epstein is not among the initial shareholders identified on page 63 of the prospectus and elsewhere; he is instead identified as a special advisor on page 56. Please address the apparent inconsistency.

The disclosure regarding the holders of the Company’s outstanding shares of common stock was incorrect. Mr. Epstein was originally a holder of 10,000 shares of common stock. Furthermore, Mark Lebwohl was mistakenly included as a special advisor and stockholder – the correct holder and advisor is Dr. Roy Geronemus. We have revised the disclosure in the Registration Statement and exhibits to remove the above-referenced inconsistency and correct the foregoing errors.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Zachary Berk

Marlene Krauss

Michael Kaswan